UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : December 11, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice of Capital Increase by way of Third-Party Allotment

Tokyo, December 11, 2008—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Bank”) (President Katsunori Nagayasu) hereby announces that the Bank has resolved the issuance of new shares by way of a third-party allotment at a meeting of the Board of Directors held today as set forth below.

PARTICULARS

Part I.

1.	Class and Number of Shares to be Issued

496,960,000 shares of common stock

2.	Amount to be Paid

Seven hundred fifty (750) yen per share

3.	Aggregate Amount to be Paid

372,720,000,000 yen

4.	Application Date

December 24, 2008

5.	Payment Date

December 25, 2008

6.	Amount of Capital and Capital Reserve to be increased

JPY 186,360,000,000 (JPY 375 per share) for each.

7.	Allottee and Number of Shares

All shares shall be allotted to Mitsubishi UFJ Financial Group, Inc. (“MUFG”) by way of a third party allotment.

8.	Others

(1)	Shares that are not applied for by the Application Date shall not be issued.

(2)	Determination and execution of procedures for any other matters necessary for the issuance of new shares shall be conducted at the discretion of the officer in charge of the Planning Division.

(3)	Issuance of new shares shall be subject to the entry into force of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan.

(4)	There is a possibility that the number of shares applied for will decrease, subject to the result of exercise of options to purchase the additionally issued shares of common stock of MUFG granted to (i) the underwriters with respect to the offering of shares of common stock of MUFG in the United States and Canada, and (ii) the underwriters with respect to the offering of shares of common stock of MUFG in the international market mainly in Europe (excluding the United States and Canada).

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of common stock. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The common stock have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The common stock will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.

Part II.

1.	Class and Number of Shares to be Issued

34,567,000 shares of common stock

2.	Amount to be Paid

Seven hundred fifty (750) yen per share

3.	Aggregate Amount to be Paid

25,925,250,000 yen

4.	Application Date

January 29, 2009

5.	Payment Date

January 30, 2009

6.	Amount of Capital and Capital Reserve to be Increased

JPY 12,962,625,000 (JPY 375 per share) for each.

7.	Allottee and Number of Shares

All shares shall be allotted to MUFG by way of a third party allotment.

8.	Others

(1)	Shares that are not applied for by the Application Date shall not be issued.

(2)	Determination and execution of procedures for any other matters necessary for the issuance of new shares shall be conducted at the discretion of the officer in charge of the Planning Division.

(3)	Issuance of new shares shall be subject to the entry into force of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan.

(4)	There is a possibility that the number of shares applied for will decrease, or that no shares will be applied for, subject to the result of the increase in capital of MUFG conducted by way of a third-party allotment to Nomura Securities Co., Ltd., the payment date of which shall be January 14, 2009.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of common stock. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The common stock have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The common stock will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.

<For reference>

1	Reason for capital reinforcement

To aim for enhanced stabilization of its financial base and continuous corporate growth.

2	Use of proceeds

Proceeds are expected to be used as current working capital.

3	Expected impact on business results

The Bank believes that this deal will increase the growth and profitability of the Bank.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of common stock. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The common stock have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The common stock will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.